Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 25, 2020, Medpace Holdings, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.

General

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized Capital Shares

Our authorized capital stock consist of:

☐	250,000,000 shares of common stock, par value of $0.01 per share, and;
☐	5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding

The outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

Holders of our common stock are entitled to one vote for each share held of record on all matters to which shareholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, a holder or group of holders of a majority of the shares of our common stock are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds.

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of any shares of our preferred stock we may authorize and issue in the future.

Classified Board

Our Certificate of Incorporation provides that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board is elected each year. In addition, our Certificate of Incorporation provides that directors may only be removed from our Board for cause by the affirmative vote of at least a majority of our common stock. Our Certificate of Incorporation and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the Board.

Listing

Our common stock is traded on The Nasdaq Stock Market LLC under the trading symbol “MEDP.”